2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation              CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                              24 UNDER THE PUBLIC UTILITY
                                                 HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period January 1, 2003 through March 31, 2003. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 1,440 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 156,832 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan, and 365,765 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy trading activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to Tractebel Energy Marketing, Inc. for SCANA Energy Marketing, Inc. (SEMI) in the amount of $5.0 million.

         SCANA issued a guarantee to ONEOK Energy Marketing and Trading Company,
         L. P. for SEMI in the amount of $1.0 million.

         SCANA issued a guarantee to Concord Energy, LLC for SEMI in the amount of $3.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Sequent Energy Management, L. P. for SEMI from $30.0 million to $40.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to NUI Energy Brokers, Inc. for SEMI from $1.5 million to $5.0 million.

         SCANA issued a guarantee to Exxon Mobil Corporation for South Carolina Pipeline Corporation (SCPC) in the amount of $2.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Sequent Energy Management, L. C. for SCPC from $15.0 million to $20.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Holding Company Act Release 35-27649 (February 12, 2003).

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $2.3 million to $32.6 million, at interest rates ranging from 1.28% to 1.33%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $238.3 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $12.7 million, at interest rates ranging from 1.29% to 1.38%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $43.9 million.

              South Carolina Generating Company, Inc.:

              No short-term indebtedness of South Carolina Generating Company, Inc. was outstanding at any time during the period.

B. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

         C. SCANA debt issuances:

              No long-term debt was issued during the period.

              Short-term debt in the form of bank loans issued through KBC Bank in the amount of $6.0 million at an interest rate of 1.68%.

              Short-term debt in the form of bank loans issued through Wachovia Bank in the amount of $29.0 million at an interest rate of 2.15%.

              The maximum amount of short-term indebtedness of SCANA at any one time during the period was $35.0 million.

         D. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         None

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         None

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed February 27, 2003 South Carolina Electric & Gas Company Form U-6B-2 filed January 31, 2003

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Schedule I

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries:

         ServiceCare, Incorporated paid a dividend to SCANA on January 1, 2003 in the amount of $400,000. This dividend was paid to SCANA for use in general corporate purposes.

         SCANA Energy Marketing, Incorporated paid a dividend to SCANA on January 1, 2003 in the amount of $1.0 million. This dividend was paid to SCANA for use in general corporate purposes.

         Primesouth, Incorporated paid a dividend to SCANA on January 1, 2003 in the amount of $1.0 million. This dividend was paid to SCANA for use in general corporate purposes.

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCANA Corporation
                                   Registrant





                       by:     s/James E. Swan, IV
                               --------------------------------------

                               James E. Swan, IV
                               ------------------------------------
                                             (Name)

                               Controller
                                            (Title)


Dated:  May 29, 2003

                                    EXHIBITS


A-1    Balance Sheet for SCANA Corporation as of March 31, 2003 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of March 31, 2003 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of March 31, 2003 (Filed herewith)

B Schedule I of SCANA Corporation Form U-6B-2 filed May 29, 2003, incorporated by reference herein

                                                                Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


--------------------------------------------------------------------------------
                                                        March 31,   December 31,
Millions of dollars                                       2003          2002
--------------------------------------------------------------------------------
Assets

Utility Plant:
    Electric                                              $5,325        $5,228
    Gas                                                    1,614         1,593
    Other                                                    186           184
--------------------------------------------------------------------------------
        Total                                              7,125         7,005
    Accumulated depreciation and amortization             (2,537)       (2,476)
--------------------------------------------------------------------------------
        Total                                              4,588         4,529
    Construction work in progress                            772           677
    Nuclear fuel, net of accumulated amortization             32            38
    Acquisition adjustments                                  230           230
--------------------------------------------------------------------------------
        Utility Plant, Net                                 5,622         5,474
--------------------------------------------------------------------------------

Nonutility Property, Net of Accumulated Depreciation          96            95
Investments                                                  232           231
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       Nonutility Property and Investments, Net              328           326
----------------------------------------------------------------------- --------
----------------------------------------------------------------------- --------

Current Assets:
    Cash and temporary investments                           367           397
    Receivables, net of allowance for uncollectible
      accounts of $22 and $17                                521           486
    Inventories (at average cost):
        Fuel                                                 107           166
        Materials and supplies                                59            61
        Emission allowances                                    9            10
    Prepayments                                               40            40
    Deferred income taxes, net                                 1             -
------------------------------------------------------------- -------------
        Total Current Assets                               1,104         1,160
------------------------------------------------------------------------ -------

Deferred Debits:
    Environmental                                             22            27
    Nuclear plant decommissioning                              -            87
    Assets held in trust, net-nuclear decommissioning         50             -
    Pension asset, net                                       266           265
    Other regulatory assets                                  300           269
    Other                                                    151           146
-------------------------------------------------------------------- -----------
        Total Deferred Debits                              789             794
-------------------------------------------------------------------- -----------
            Total                                          $7,843       $7,754
==================================================================== ===========

--------------------------------------------------------------------------------
                                                 March 31,       December 31,
Millions of dollars                                 2003             2002
--------------------------------------------------------------------------------
Capitalization and Liabilities

Stockholders' Investment:
    Common equity                                    $2,220           $2,177
    Preferred stock (Not subject to purchase
     or sinking funds)                                  106              106
--------------------------------------------------------------------------------
        Total Stockholders' Investment                2,326            2,283
Preferred Stock, net (Subject to purchase or
  sinking funds)                                          9                9
SCE&G-Obligated Mandatorily Redeemable
    Preferred Securities of SCE&G's
    Subsidiary Trust, SCE&G Trust I,
    holding solely $50 million principal
    amount of 7.55%
    Junior Subordinated Debentures of SCE&G,
     due 2027                                            50               50
Long-Term Debt, net                                   2,885            2,834
--------------------------------------------------------------------------------
        Total Capitalization                          5,270            5,176
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                               114              209
    Current portion of long-term debt                   503              413
    Accounts payable                                    361              362
    Customer deposits                                    38               39
    Taxes accrued                                        54               78
    Interest accrued                                     58               52
    Dividends declared                                   41               39
    Deferred income taxes, net                            -                4
    Other                                                49               77
--------------------------------------------------------------------------------
       Total Current Liabilities                      1,218            1,273
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                          752              747
    Deferred investment tax credits                     116              118
    Reserve for nuclear plant decommissioning             -               87
    Asset retirement obligation - nuclear plant         113                -
    Postretirement benefits                             134              131
    Other regulatory liabilities                        131              114
    Other                                               109              108
--------------------------------------------------------------------------------
        Total Deferred Credits                        1,355            1,305
--------------------------------------------------------------------------------
           Total                                     $7,843           $7,754
================================================================================

                                                                  Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

--------------------------------------------------------------------------------
                                                    March 31,     December 31,
Millions of dollars                                    2003           2002
--------------------------------------------------------------------------------
Assets

Utility Plant:
    Electric                                          $5,031         $4,934
    Gas                                                  442            439
    Other                                                186            184
--------------------------------------------------------------------------------
        Total                                          5,659          5,557
    Accumulated depreciation and amortization         (1,960)        (1,912)
--------------------------------------------------------------------------------
        Total                                          3,699          3,645
    Construction work in progress                        684            604
    Nuclear fuel, net of accumulated amortization         32             38
--------------------------------------------------------------------------------
        Utility Plant, Net                             4,415          4,287
--------------------------------------------------------------------------------

Nonutility Property and Investments, Net                  26             25
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                        68             79
    Receivables                                          247            245
    Receivables - affiliated companies                     2              2
    Inventories (at average cost):
        Fuel                                              37             48
        Materials and supplies                            51             53
        Emission allowances                                9             10
    Prepayments                                           20             24
------------------------------------------------------------------ -------------
        Total Current Assets                             434            461
------------------------------------------------------------------ -------------

Deferred Debits:
    Environmental                                         14             18
    Nuclear plant decommissioning                          -             87
    Assets held in trust, net -
      nuclear decommissioning                             50              -
    Pension asset, net                                   266            265
    Due from affiliates - pension and
      postretirement benefits                             19             18
    Due from affiliates                                   51             36
    Other regulatory assets                              257            244
    Other                                                115            111
--------------------------------------------------------------------------------
        Total Deferred Debits                            772            779
--------------------------------------------------------------------------------
            Total                                    $5,647          $5,552
================================================================================

-----------------------------------------------------------------------------
                                                March 31,    December 31,
Millions of dollars                                2003         2002
-----------------------------------------------------------------------------
Capitalization and Liabilities

Stockholders' Investment:
    Common equity                                 $1,976       $1,966
    Preferred stock (Not subject to
     purchase or sinking funds)                      106          106
-----------------------------------------------------------------------------
        Total Stockholders' Investment             2,082         2,072
Preferred Stock, net (Subject to purchase
   or sinking funds)                                   9            9
Company-Obligated Mandatorily Redeemable
    Preferred Securities of the Company's
    Subsidiary Trust, SCE&G Trust I, holding
    solely $50 million principal amount
    of 7.55% Junior Subordinated Debentures
    of SCE&G, due 2027                                50            50
Long-Term Debt, net                                1,733         1,534
-----------------------------------------------------------------------------
          Total Capitalization                     3,874         3,665
-----------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                             114           178
    Current portion of long-term debt                 144           144
    Accounts payable                                   94           132
    Accounts payable - affiliated companies            74            69
    Customer deposits                                  23            22
    Taxes accrued                                      53            93
    Interest accrued                                    35           31
    Dividends declared                                  37           42
    Deferred income taxes, net                           9           12
    Other                                               25           37
-----------------------------------------------------------------------------
          Total Current Liabilities                   608           760
-----------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                        613           610
    Deferred investment tax credits                   108           108
    Reserve for nuclear plant decommissioning            -           87
    Asset retirement obligation - nuclear plant       113             -
    Due to affiliates - pension and
     postretirement benefits                           16            17
    Postretirement benefits                           134           131
    Regulatory liabilities                            115           109
    Other                                              66            65
-----------------------------------------------------------------------------
          Total Deferred Credits                   1,165          1,127
-----------------------------------------------------------------------------
                Total                             $5,647         $5,552
=============================================================================

                                                                  Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

--------------------------------------------------------------------------------
                                                         March 31,  December 31,
Millions of dollars                                        2003         2002
--------------------------------------------------------------------------------

Assets
Gas Utility Plant                                           $905       $895
Accumulated depreciation                                    (326)      (318)
Acquisition adjustment, net of accumulated amortization      210        210
--------------------------------------------------------------------------------
           Gas Utility Plant, Net                            789        787
--------------------------------------------------------------------------------

Nonutility Property and Investments, Net                      27         28
--------------------------------------------------------------------------------

Current Assets:
     Cash and temporary investments                            6          1
     Restricted cash and temporary investments                 7          7
     Receivables (net of allowance for uncollectible
        accounts of $3 and $2)                               101         98
     Receivables-affiliated companies                         17         14
     Inventories (at average cost):
        Stored gas                                            19         38
        Materials and supplies                                 5          6
     Prepayments                                               1          1
     Deferred income taxes, net                                3          3
--------------------------------------------------------------------------------
           Total Current Assets                              159        168
--------------------------------------------------------------------------------

Deferred Debits:
     Due from affiliate-pension asset                         14         14
     Regulatory assets                                        37         20
     Other                                                     7          7
--------------------------------------------------------------------------------
            Total Deferred Debits                             58         41
--------------------------------------------------------------------------------
                Total                                     $1,033     $1,024
================================================================================
================================================================================

Capitalization and Liabilities
Capitalization:
     Common equity                                          $507       $487
     Long-term debt, net                                     286        286
--------------------------------------------------------------------------------
            Total Capitalization                             793        773
--------------------------------------------------------------------------------

Current Liabilities:
      Short-term borrowings                                    -         31
     Current portion of long-term debt                         8          8
     Accounts payable                                         48         44
     Accounts payable-affiliated companies                     4          7
     Customer prepayments and deposits                         8         12
     Taxes accrued                                            20          5
     Interest accrued                                          4          6
     Distributions/dividends declared                          4          5
     Other                                                    10         11
--------------------------------------------------------------------------------
            Total Current Liabilities                        106        129
--------------------------------------------------------------------------------

Deferred Credits:
      Deferred income taxes, net                              92         91
      Deferred investment tax credits                          2          2
      Due to affiliate-postretirement benefits                16         16
      Regulatory liabilities                                  12          1
      Other                                                   12         12
--------------------------------------------------------------------------------
            Total Deferred Credits                           134        122
--------------------------------------------------------------------------------
                Total                                     $1,033     $1,024
================================================================================

                                                                  Schedule I
                             SCANA Corporation
                             Capital Structure
                               March 31, 2003
                           (Dollars in Millions)

                                                             % of Total
                                               Actual      Capitalization

Common equity                                $
                                            2,220                      37.7%

Preferred stock                              $
                                            115                         2.0%

SCE&G Obligated Mandatorily                  $
                                            50                          0.8%
Redeemable Preferred Securities of SCE&G's Subsidiary Trust I, holding solely $50 million principal amount of 7.55% Junior Subordinated Debentures of SCE&G, due 2027

Debt (long and short-term)                   $
                                            3,502                      59.5%

                                            ---------------------------------
Total                                        $
                                            5,887                     100.0%
                                            =================================


                   South Carolina Electric & Gas Company
                             Capital Structure
                               March 31, 2003
                           (Dollars in Millions)

                                                             % of Total
                                               Actual      Capitalization

Common equity                                    $ 1,976               47.8%

Preferred stock                                      115                2.8%

SCE&G Obligated Mandatorily                           50                1.2%
Redeemable Preferred Securities of SCE&G's Subsidiary Trust I, holding solely $50 million principal amount of 7.55% Junior Subordinated Debentures of SCE&G, due 2027

Debt (long and short-term)                         1,991               48.2%

                                            ---------------------------------
Total                                            $ 4,132              100.0%
                                            =================================

           Public Service Company of North Carolina, Incorporated
                             Capital Structure
                               March 31, 2003
                           (Dollars in Millions)

                                                             % of Total
                                               Actual      Capitalization

Common equity                                $
                                            507                        63.3%

Debt (long and short-term)                   $
                                            294                        36.7%

                                            ---------------------------------
Total                                        $
                                            801                       100.0%
                                            =================================




              South Carolina Generating Company, Incorporated
                             Capital Structure
                               March 31, 2003
                           (Dollars in Millions)

                                                             % of Total
                                             Actual (1)  Capitalization (1)

Common equity                                $
                                            45                         37.8%

Debt (long and short-term)                   $
                                            74                         62.2%

                                            ---------------------------------
Total                                        $
                                            119                       100.0%
                                            =================================


(1) Excludes certain affiliate balances.